 As filed with the U.S. Securities and Exchange Commission on December 10, 2024

1933 Act File No. 333-281763

1940 Act File No. 811-23384

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 1

and

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ Amendment No. 28

EAGLE POINT INCOME COMPANY INC.

(Exact name of Registrant as specified in charter)

600 Steamboat Road, Suite 202
Greenwich, CT 06830

(Address of Principal Executive Offices)

(203) 340-8500

(Registrant’s telephone number, including Area Code)

Thomas P. Majewski
600 Steamboat Road, Suite 202
Greenwich, CT 06830
(Name and address of agent for service)

Copies of Communications to:

Thomas J. Friedmann
Philip T. Hinkle
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, Massachusetts 02110
(617) 728-7120

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

☐   Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒   Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☒   Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐   Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐   Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐   when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

☐   This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐   This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐   This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☒   This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-281763

Check each box that appropriately characterizes the Registrant:

☒   Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐   Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐   Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☒   A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐   Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐   Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐   If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐   New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-281763 and 811-23384) (the “Registration Statement”) of Eagle Point Income Company Inc. (the “Registrant”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement and pursuant to Rule 462(d) under the Securities Act, shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C — OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

1. Financial Statements

The following financial statements of Eagle Point Income Company Inc. (the “Registrant”) have been incorporated by reference in Part A of the Registration Statement:

Consolidated Financial Statements for the Year Ended December 31, 2023 (Audited)

Consolidated Statement of Assets and Liabilities

Consolidated Schedule of Investments

Consolidated Statement of Operations

Consolidated Statement of Comprehensive Income

Consolidated Statements of Changes in Net Assets

Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

Consolidated Financial Highlights

Supplemental Information

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements for the Nine Month Period ended September 30, 2024 (Unaudited)

Consolidated Statement of Assets and Liabilities

Consolidated Schedule of Investments

Consolidated Statement of Operations

Consolidated Statement of Comprehensive Income

Consolidated Statements of Operations

Consolidated Statement of Changes in Net Assets

Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

Consolidated Financial Highlights
Supplemental Information

2. Exhibits

(a)(1)	Certificate of Formation (incorporated by reference to Exhibit (a)(1) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-227716 and 811-23384) filed on October 5, 2018)
(a)(2)	Certificate of Incorporation (incorporated by reference to Exhibit (a)(2) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-231921 and 811-23384) filed on June 3, 2019)
(b)(1)	Amended and Restated Limited Liability Company Operating Agreement (incorporated by reference to Exhibit (b)(1) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-227716 and 811-23384) filed on October 5, 2018)
(b)(2)	Form of Bylaws (incorporated by reference to Exhibit (b)(2) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-227716 and 811-23384) filed on October 5, 2018)
(c)	Not applicable
(d)(1)	Form of Subscription Certificate (incorporated by reference to Exhibit (d)(3) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-234243 and 811-23384) filed on October 17, 2019)
(d)(2)	Form of T-1 Statement of Eligibility of Equiniti Trust Company, LLC, as trustee, with respect to the Form of Indenture (incorporated by reference to Exhibit (d)(2) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-281763 and 811-23384) filed on August 23, 2024)
(d)(3)	Form of Subscription Agent Agreement (incorporated by reference to Exhibit (d)(5) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-234243 and 811-23384) filed on October 17, 2019)
(d)(4)	Certificate of Designation of 5.00% Series A Term Preferred Stock (incorporated by reference to Registrant’s Current Report on Form 8-K filed on October 22, 2021)

(d)(5)	Certificate of Increase of Shares Designated as 5.00% Series A Term Preferred Stock due 2026 (incorporated by reference to Exhibit (a)(4) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-237583 and 811-23384) filed on December 22, 2021)
(d)(6)	Certificate of Designation of 7.75% Series B Term Preferred Stock due 2028 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on July 26, 2023)
(d)(7)	Certificate of Increase of Shares Designated as 7.75% Series B Term Preferred Stock due 2028 (filed herewith)
(d)(8)	Certificate of Designation of 8.00% Series C Term Preferred Stock due 2029 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on April 3, 2024)
(d)(9)	Certificate of Increase of Shares Designated as 8.00% Series C Term Preferred Stock due 2029 (filed herewith)
(d)(10)	Registration Rights Agreement, dated as of August 20, 2024, by and among the Company and Enstar Group Limited (incorporated by reference to Exhibit (d)(8) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-281763 and 811-23384) filed on August 23, 2024)
(e)	Amended and Restated Dividend Reinvestment Plan (incorporated by reference to Exhibit (e) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-259029 and 811-23384) filed on August 23, 2021)
(f)	Not applicable
(g)	Investment Advisory Agreement by and between Registrant and Eagle Point Income Management LLC (incorporated by reference to Exhibit (g) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-227716 and 811-23384) filed on October 5, 2018)
(h)(1)	Form of Underwriting Agreement for Equity Securities (incorporated by reference to Exhibit (h)(1) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-234243 and 811-23384) filed on October 17, 2019)
(h)(2)	Form of Underwriting Agreement for Debt Securities (incorporated by reference to Exhibit (h)(2) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-234243 and 811-23384) filed on October 17, 2019)
(h)(3)	Form of Sales Agreement (incorporated by reference to Exhibit (h)(3) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-234243 and 811-23384) filed on October 17, 2019)
(h)(4)	Form of Fifth Amended and Restated At Market Issuance Sales Agreement by and among the Registrant, Eagle Point Income Management LLC, Eagle Point Administration LLC, and B. Riley Securities, Inc. (filed herewith)
(h)(5)	Common Stock Purchase Agreement by and among the Registrant, Eagle Point Income Management LLC, Eagle Point Administration LLC and B. Riley Principal Capital II, LLC, dated August 16, 2022 (incorporated by reference to Exhibit (k)(5) on the Registrant’s Registration Statement on Form N-2 (File Nos. 333-259029 and 811-23384) filed on August 16, 2022)
(h)(6)	Amendment No. 1 to Common Stock Purchase Agreement by and among B. Riley Principal Capital II, LLC, the Registrant, Eagle Point Income Management LLC and Eagle Point Administration LLC, dated December 15, 2022 (incorporated by reference to Exhibit (k)(6) on the Registrant’s Registration Statement on Form N-2 (File Nos. 333-266905 and 811-23384) filed on December 15, 2022)
(i)	Not applicable
(j)	Custody Agreement, among the Registrant and Wells Fargo Bank, National Association (incorporated by reference to Exhibit (j) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-227716 and 811-23384) filed on October 5, 2018)
(k)(1)	Administration Agreement by and between the Registrant and Eagle Point Administration LLC (incorporated by reference to Exhibit (k)(1) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-227716 and 811-23384) filed on October 5, 2018)
(k)(2)	Form of Transfer Agency and Registrar Services Agreement between the Registrant and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit (k)(2) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-227716 and 811-23384) filed on October 5, 2018)
(k)(3)	Form of License Agreement by and between the Registrant and Eagle Point Income Management LLC (incorporated by reference to Exhibit (k)(3) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-227716 and 811-23384) filed on October 5, 2018)
(k)(4)	Services Agreement by and between Eagle Point Administration LLC and SS&C Technologies, Inc. (incorporated by reference to Exhibit (k)(4) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-231921 and 811-23384) filed on June 21, 2019)
(k)(5)	Registration Rights Agreement by and between the Registrant and B. Riley Principal Capital II, LLC, dated August 16, 2022 (incorporated by reference to Exhibit (k)(6) on the Registrant’s Registration Statement on Form N-2 (File Nos. 333-234243 and 811-23384) filed on August 16, 2022)

(l)(1)	Opinion and Consent of Counsel (previously filed as Exhibit (l) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-281763 and 811-23384) filed on August 23, 2024)
(l)(2)	Opinion and Consent of Counsel (filed herewith)
(m)	Not applicable
(n)	Consent of Independent Registered Public Accounting Firm (previously filed as Exhibit (n) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-281763 and 811-23384) filed on November 27, 2024)
(o)	Not applicable
(p)	Contribution Agreement (incorporated by reference to Exhibit (p) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-227716 and 811-23384) filed on October 5, 2018)
(q)	Not applicable
(r)(1)	Code of Ethics of the Registrant (incorporated by reference to Exhibit (r)(1) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-281763 and 811-23384) filed on August 23, 2024)
(r)(2)	Code of Ethics of Eagle Point Income Management LLC (incorporated by reference to Exhibit (r)(2) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-281763 and 811-23384) filed on August 23, 2024)
(s)	Calculation of Filing Fee Tables (incorporated by reference to Exhibit (s) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-281763 and 811-23384) filed on November 27, 2024)
(t)	Power of Attorney (incorporated by reference to Exhibit (t) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-281763 and 811-23384) filed on August 23, 2024)

ITEM 26. MARKETING ARRANGEMENTS

The information contained under the heading “Plan of Distribution” in the prospectus that forms a part of this Registration Statement is incorporated herein by reference.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee	$114,825
FINRA filing fee	$113,000
NYSE listing fee	$205,300
Rating agency fee	$120,000
Printing and postage	$143,000
Legal fees and expenses	$681,000
Accounting fees and expenses	$508,000
Miscellaneous	$14,875
Total	$1,900,000

Note: Except for the SEC registration fee and the FINRA filing fee, all listed amounts are estimates.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

None

ITEM 29. NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the number of record holders of each class of the Registrant’s securities as of September 30, 2024:

Title of Class	Number of Record Holders
Common stock, par value $0.001 per share	9
Series A Term Preferred Stock, par value $0.001 per share	1
Series B Term Preferred Stock, par value $0.001 per share	1
Series C Term Preferred Stock, par value $0.001 per share	1

ITEM 30. INDEMNIFICATION

Directors and Officers

As permitted by Section 102 of the General Corporation Law of the State of Delaware (the “DGCL”), the Registrant has adopted provisions in its certificate of incorporation that limit or eliminate the personal liability of its directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to the Registrant or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for: any breach of the director’s duty of loyalty to the Registrant or its stockholders; any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or any transaction from which the director derived an improper personal benefit. These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.

The Registrant’s certificate of incorporation and bylaws provide that all directors, officers, employees and agents of the Registrant shall be entitled to be indemnified by the Registrant to the fullest extent permitted by the DGCL, subject to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”). Under Section 145 of the DGCL, the Registrant is permitted to offer indemnification to its directors, officers, employees and agents.

Section 145(a) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law. We have obtained liability insurance for the benefit of our directors and officers.

The Registrant has entered into indemnification agreements with its officers and directors. The indemnification agreements are intended to provide the Registrant’s officers and directors the maximum indemnification permitted under Delaware law and the 1940 Act. Each indemnification agreement provides that the Registrant shall indemnify the director who is a party to the agreement (an “Indemnitee”), including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in the right of the Registrant.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Adviser and Administrator

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Eagle Point Income Management LLC (the “Adviser”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory Agreement or otherwise as an investment adviser of the Registrant.

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Eagle Point Administration LLC (the “Administrator”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Administrator’s services under the Administration Agreement or otherwise as administrator for the Registrant.

Distribution Arrangements

Each Underwriting Agreement referenced in Exhibits (h)(1) and (h)(2) provides that the underwriter agrees to indemnify, defend and hold harmless each of the Registrant, the Adviser and the Administrator, and each of their respective partners, directors, trustees, managers, members and shareholders (as the case may be), and each officer of the Registrant who signs the Registration Statement and each person, if any, who controls the Registrant, the Adviser and/or the Administrator within the meaning of either Section 15 of the Securities Act, or Section 20 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, the Registrant or any such person may incur under the Securities Act, the Exchange Act, the 1940 Act, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in and in conformity with information concerning the underwriter furnished in writing by such underwriter to the Registrant expressly for use in this Registration Statement (or in the Registration Statement as amended by any post-effective amendment hereof by the Registrant) or in the prospectus (or any supplement thereto) contained in this Registration Statement, or arises out of or is based upon any omission or alleged omission to state a material fact in connection with such information required to be stated in this Registration Statement or such prospectus (or supplement thereto) or necessary to make such information not misleading.

The Amended and Restated At Market Issuance Sales Agreement provides that the placement agent agrees to indemnify and hold harmless each of the Registrant, the Adviser and the Administrator, and each of their respective partners, directors, trustees, managers, members and shareholders (as the case may be), and each officer of the Registrant who signs the Registration Statement and each person, if any, who controls the Registrant, the Adviser and/or the Administrator within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) and expense whatsoever insofar as such loss, claim, damage, liability or expense arises out of or is based upon untrue statements or omissions or alleged untrue statements or omissions to written information relating to such placement agent furnished to the Registrant by such placement agent expressly for use in the Registration Statement (or in the Registration Statement as amended by any post-effective amendment hereof by the Registrant) or in the prospectus (or any supplement thereto) contained in this Registration Statement.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management” and “The Adviser and the Administrator.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-77721), under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books, and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1) the Registrant, Eagle Point Income Company Inc., 600 Steamboat Road, Suite 202, Greenwich, CT 06830;

(2) the Transfer Agent, Equiniti Trust Company, LLC, 55 Challenger Road, Ridgefield Park, NJ 07669;

(3) the Custodian, Wells Fargo Bank, National Association, 9062 Old Annapolis Rd, Columbia, MD 21045; and

(4) the Adviser, Eagle Point Income Management LLC, 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

ITEM 33. MANAGEMENT SERVICES

Not applicable.

ITEM 34. UNDERTAKINGS

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply if the registration statement is filed pursuant to General Instruction A.2 of this Form and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(b)	that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(1)	in reliance on Rule 430B:

A.	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)	each prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes that:

(a)	for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)	for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.	The Registrant hereby undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Greenwich, in the State of Connecticut, on the 10th day of December 2024.

EAGLE POINT INCOME COMPANY INC.

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Thomas P. Majewski	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	December 10, 2024
Thomas P. Majewski

/s/ Kenneth P. Onorio	Chief Financial Officer (Principal Financial and Accounting Officer)	December 10, 2024
Kenneth P. Onorio

/s/ *	Director	December 10, 2024
James R. Matthews

/s/ *	Director	December 10, 2024
Scott W. Appleby

/s/ *	Director	December 10, 2024
Kevin F. McDonald

/s/ *	Director	December 10, 2024
Paul E. Tramontano

/s/ *	Director	December 10, 2024
Jeffrey L. Weiss

*By:	/s/ Thomas P. Majewski
Thomas P. Majewski
Attorney-in-Fact Pursuant to Power of Attorney